

November 16, 2011

<u>Via E-mail</u>
Mr. Greg L. Popp
Chief Executive Officer
Wings & Things, Inc.
455 East 400 South
Suite No. 313
Salt Lake City, Utah 84111

     Re: **Wings & Things, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed March 18, 2011
                File No. 000-30529

Dear Mr. Popp:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Tia L. Jenkins

                                  Tia L. Jenkins
                                  Senior Assistant Chief Accountant
                                  Office of Beverages, Apparel and
                                  Mining